United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 03)*

OMB Number 3235-0145
VCG Holding Corp.
(Name of Issuer)
common stock, $0.0001 par value
(Title of Class of Securities)
91821K101
(CUSIP Number)
Tenicia Bradley
VCG Holding Corp.
390 Union Blvd., Ste # 540
Lakewood,  Colorado  80228
(303) 934-2424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91821K101

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Lowrie Management LLLP
  84-1314260

  Check the Appropriate Box if a Member of a Group (See Instructions)
    √

  SEC Use Only
  Source of Funds (See Instructions)

  PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  4,394,100 (1)

  Sole Dispositive Power

  0

  Shared Dispositive Power

  4,394,100 (2)

  Aggregate Amount Beneficially Owned by Each Reporting Person

  4,394,100

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  25.31

  Type of Reporting Person (See Instructions)

  PN

Footnotes:

(1) Lowrie Investment Management, Inc., in its capacity as the general partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

(2) Lowrie Investment Management, Inc., in its capacity as the general partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

CUSIP No. 91821K101

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Lowrie Investment Management, Inc.
  84-1307163

  Check the Appropriate Box if a Member of a Group (See Instructions)
    √

  SEC Use Only
  Source of Funds (See Instructions)

  PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  0

  Shared Voting Power

  4,394,100 (1)

  Sole Dispositive Power

  0

  Shared Dispositive Power

  4,394,100 (1)

  Aggregate Amount Beneficially Owned by Each Reporting Person

  4,394,100

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  25.31

  Type of Reporting Person (See Instructions)

  CO

Footnotes:

(1) Lowrie Investment Management, Inc., in its capacity as the general partner of Lowrie Management, LLLP has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP. Lowrie Investment Management, Inc. disclaims beneficial ownership of certain of these shares to the extent that it does not have a pecuniary interest therein.

CUSIP No. 91821K101

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Lowrie, Troy
  00-0000000

  Check the Appropriate Box if a Member of a Group (See Instructions)
    √

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  USA

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  549,189

  Shared Voting Power

  4,394,100 (1)

  Sole Dispositive Power

  549,189

  Shared Dispositive Power

  4,394,100 (1)

  Aggregate Amount Beneficially Owned by Each Reporting Person

  4,943,289 (2)

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  28.48

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

(1) Lowrie Investment Management, Inc., in its capacity as the general partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP. Mr. Lowrie is the President of Lowrie Investment Management, Inc. Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that he does not have a pecuniary interest therein.

(2) Includes 4,394,100 shares owned by Lowrie Management, LLLP. Mr. Lowrie is the President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP. Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that he does not have a pecuniary interest therein.

Item 1. Security and Issuer

Title and class of securities: common stock, $0.0001 par value
Issuer: VCG Holding Corp.
Name and address of the principal executive office of the issuer: 390 Union Boulevard, Suite 540, Lakewood, Colorado 80228

Item 2. Identity and Background

  Name

  Lowrie Management, LLLP
  Lowrie Investment Management, Inc.
  Troy Lowrie

  Residence or Business Address

  c/o VCG Holding Corp., 390 Union Boulevard, Suite 540, Lakewood, Colorado 80228

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Lowrie Management, LLLP is a Colorado limited liability limited partnership.

  Lowrie Investment Management, Inc. is a Colorado corporation. The principal business is management and consulting.

  Troy Lowrie is the President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP and the Chief Executive Officer of the issuer. Each of Lowrie Management, LLLP, Lowrie Investment Management, Inc. and the issuer have the address: 390 Union Boulevard, Suite 540, Lakewood, Colorado 80228.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  Troy Lowrie has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  Troy Lowrie has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  Troy Lowrie is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported in Item 5 were acquired with funds of approximately $304,291. All such funds were personal funds of Troy Lowrie.

Item 4. Purpose of Transaction

The purpose of the acquisition of the common stock is investment. None of Lowrie Management, LLLP, Lowrie Investment Management, Inc., or Troy Lowrie currently has a plan or proposal which relates to or would result in:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  Amount beneficially owned by each of Lowrie Management, LLLP and Lowrie Investment Management, Inc. is 4,394,100 shares of common stock. Lowrie Investment Management, Inc. disclaims beneficial ownership of certain of these shares to the extent that it does not have a pecuniary interest therein.

  Amount beneficially owned by Troy Lowrie is 4,943,289 shares of common stock. Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that he does not have a pecuniary interest therein.

  The percentage of the class beneficially owned by each of Lowrie Management, LLLP and Lowrie Investment Management, Inc. is 25.31%.

  The percentage of the class beneficially owned by Troy Lowrie is 28.48%. Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that he does not have a pecuniary interest therein.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Each of Lowrie Management, LLLP, Lowrie Investment Management, Inc., as the general partner of Lowrie Management, LLLP, and Troy Lowrie, as the President of Lowrie Investment Management, Inc., has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 4,394,100 shares of the issuer's common stock . Each of Lowrie Investment Management, Inc. and Mr. Lowrie disclaims beneficial ownership of certain of these shares to the extent that it or he does not have a pecuniary interest therein.

  Neither Lowrie Management, LLLP nor Lowrie Investment Management, Inc. has the sole power to vote or direct the vote or sole power to dispose or to direct the disposition of any shares of common stock of the issuer.

  Troy Lowrie has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 549,189 shares of common stock of the issuer.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
  Lowrie Mgmt. LLLP 04/16/08
  Troy Lowrie 05/15/08
  Troy Lowrie 07/02/08
  Troy Lowrie 10/02/08
  Troy Lowrie 12/29/08
  Lowrie Mgmt. LLLP 12/29/08
  Lowrie Mgmt. LLLP 12/29/08
  Lowrie Mgmt. LLLP 12/29/08
  Troy Lowrie 12/30/08
  Lowrie Mgmt. LLLP 12/30/08
  Lowrie Mgmt. LLLP 12/30/08
  Lowrie Mgmt. LLLP 12/31/08
  Lowrie Mgmt. LLLP 12/31/08
  Lowrie Mgmt. LLLP 12/31/08
  Lowrie Mgmt. LLLP 12/31/08
  Lowrie Mgmt. LLLP 12/31/08
  Lowrie Mgmt. LLLP 12/31/08
  Troy Lowrie 01/08/09
  Troy Lowrie 01/09/09
  Lowrie Mgmt. LLLP 02/23/09
  Lowrie Mgmt. LLLP 02/23/09
  Lowrie Mgmt. LLLP 02/23/09
  Lowrie Mgmt. LLLP 02/23/09
  Lowrie Mgmt. LLLP 02/23/09
  Troy Lowrie 04/27/09
  Lowrie Mgmt. LLLP 04/27/09
  Lowrie Mgmt. LLLP 06/16/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
  Lowrie Mgmt. LLLP 06/23/09
(826,907)
  3,000
  5,000
  7,375
  13,400
  900
  900
  100
  10,000
  2,700
  400
  800
  1,300
  100
  400
  1,500
  1,300
  5,000
  2,000
  100
  100
  25,100
  400
  24,900
  (31,400)
  31,400
  200
  100
  1,200
  2,500
  6,000
  100
  100
  100
  100
  100
  700
  800
  2,200
  1,500
  700
  1,600
  1,500
  1,500
  3,000
  700
  300
  800
$-
  $4.710
  $3.470
  $3.390
  $1.359
  $1.380
  $1.380
  $1.370
  $1.320
  $1.350
  $1.349
  $1.270
  $1.300
  $1.360
  $1.369
  $1.370
  $1.380
  $1.789
  $1.790
  $1.610
  $1.619
  $1.620
  $1.630
  $1.640
  $-
  $-
  $2.200
  $2.220
  $2.233
  $2.250
  $2.290
  $2.150
  $2.150
  $2.165
  $2.160
  $2.167
  $2.170
  $2.175
  $2.180
  $2.189
  $2.190
  $2.190
  $2.195
  $2.198
  $2.200
  $2.201
  $2.210
  $2.250

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  In addition to the 549,189 shares held directly by Troy Lowrie, Mr. Lowrie is the President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP, and holds a 74.19% direct limited partnership interest in Lowrie Management, LLLP. Mr. Lowrie also has a 4% indirect limited partnership interest in Lowrie Management, LLLP in his capacity as the Trustee of his minor child's trust. As the holder of such direct and indirect limited partnership interests, Mr. Lowrie has the right to receive dividends or proceeds from the sale of the issuer's securities held by Lowrie Management, LLLP.

  The Vali Lou Lowrie-Reed Trust under the Trust Agreement dated October 21, 2005 and its Trustee, Vali L. Lowrie-Reed, hold a 20.81% direct limited partnership interest in Lowrie Management, LLLP, and as the holder of such limited partnership interests, Ms. Lowrie has the right to receive dividends or proceeds from the sale of the issuer1s securities held by Lowrie Management, LLLP.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2009
Date
Lowrie Management, LLLP
/s/ Troy Lowrie
Signature
Troy Lowrie
President of Lowrie Investment Management, Inc., the general partner of Lowrie Management, LLLP
Name / Title
Lowrie Investment Management, Inc.
/s/ Troy Lowrie
Signature
Troy Lowrie
President
Name / Title
/s/ Troy Lowrie
Signature
Troy Lowrie
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)